UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of December, 2022

Commission File Number: 001-10086

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☑      Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

This Report on Form 6-K contains the following:-

1.	A Stock Exchange Announcement dated 1 December 2022 entitled ‘TOTAL VOTING RIGHTS AND CAPITAL’.

2.	A Stock Exchange Announcement dated 7 December 2022 entitled ‘Major Shareholding Notification’.

3.	A Stock Exchange Announcement dated 16 December 2022 entitled ‘NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES OR PERSONS CLOSELY ASSOCIATED’.

RNS Number : 0903I

Vodafone Group Plc

01 December 2022

VODAFONE GROUP PLC

TOTAL VOTING RIGHTS AND CAPITAL

In conformity with Disclosure Guidance and Transparency Rule 5.6.1R, Vodafone Group Plc (“Vodafone”) hereby notifies the market that, as at 30 November 2022:

Vodafone’s issued share capital consists of 28,818,256,058 ordinary shares of US$0.20 20/21 of which 1,378,333,338 ordinary shares are held in Treasury.

Therefore, the total number of voting rights in Vodafone is 27,439,922,720. This figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Vodafone under the FCA’s Disclosure Guidance and Transparency Rules.

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

END

RNS Number : 9377I

Vodafone Group Plc

07 December 2022

7 December 2022

VODAFONE GROUP PLC (‘the Company’)

Major Shareholding Notification

1. Issuer Details

ISIN

GB00BH4HKS39

Issuer Name

VODAFONE GROUP PUBLIC LIMITED COMPANY

UK or Non-UK Issuer

UK

2. Reason for Notification

An acquisition or disposal of voting rights

3. Details of person subject to the notification obligation

Name

Emirates Investment Authority

City of registered office (if applicable)

Abu Dhabi

Country of registered office (if applicable)

United Arab Emirates

4. Details of the shareholder

Name	City of registered office	Country of registered office
Atlas 2022 Holdings Limited	Grand Cayman	Cayman Islands

5. Date on which the threshold was crossed or reached

06-Dec-2022

6. Date on which Issuer notified

07-Dec-2022

7. Total positions of person(s) subject to the notification obligation

.	% of voting rights attached to shares (total of 8.A)	% of voting rights through financial instruments (total of 8.B 1 + 8.B 2)	Total of both in % (8.A + 8.B)	Total number of voting rights held in issuer
Resulting situation on the date on which threshold was crossed or reached	11.003761	0.000000	11.003761	3015475298
Position of previous notification (if applicable)	10.001047	0.000000	10.001047

8. Notified details of the resulting situation on the date on which the threshold was crossed or reached 8A. Voting rights attached to shares

Class/Type of shares ISIN code(if possible)	Number of direct voting rights (DTR5.1)	Number of indirect voting rights (DTR5.2.1)	% of direct voting rights (DTR5.1)	% of indirect voting rights (DTR5.2.1)
GB00BH4HKS39	3015475298		11.003761
Sub Total 8.A	3015475298		11.003761%

8B1. Financial Instruments according to (DTR5.3.1R.(1) (a))

Type of financial instrument	Expiration date	Exercise/conversion period	Number of voting rights that may be acquired if the instrument is exercised/converted	% of voting rights

Sub Total 8.B1

8B2. Financial Instruments with similar economic effect according to (DTR5.3.1R.(1) (b))

Type of financial instrument	Expiration date	Exercise/conversion period	Physical or cash settlement	Number of voting rights	% of voting rights

Sub Total 8.B2

9. Information in relation to the person subject to the notification obligation

2. Full chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held starting with the ultimate controlling natural person or legal entities (please add additional rows as necessary)

Ultimate controlling person	Name of controlled undertaking	% of voting rights if it equals or is higher than the notifiable threshold	% of voting rights through financial instruments if it equals or is higher than the notifiable threshold	Total of both if it equals or is higher than the notifiable threshold
Emirates Investment Authority	Emirates Investment Authority	11.003761		11.003761%
Emirates Investment Authority	Emirates Telecommuni-cation Group Company PJSC	11.003761		11.003761%
Emirates Investment Authority	Atlas 2022 Holdings Limited	11.003761		11.003761%

10. In case of proxy voting

Name of the proxy holder

The number and % of voting rights held

The date until which the voting rights will be held

11. Additional Information

12. Date of Completion

07-Dec-2022

13. Place Of Completion

London, United Kingdom

-ends-

For more information, please contact:

Investor Relations                                      Media Relations

Investors.vodafone.com                                 Vodafone.com/media/contact

ir@vodafone.co.uk                                           GroupMedia@vodafone.com

Registered Office: Vodafone House, The Connection, Newbury, Berkshire RG14 2FN, England. Registered in England No. 1833679

RNS Number : 0656K

Vodafone Group Plc

16 December 2022

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES OR PERSONS CLOSELY ASSOCIATED

Sharesave award

Options under the Vodafone Sharesave Plan were granted to the below participant on 16 December 2022 by the Company.

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Leanne Wood
2	Reason for the notification
a)	Position/status	Vodafone Group Chief Human Resources Officer
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Vodafone Group Plc
b)	LEI	213800TB53ELEUKM7Q61
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction	Option to purchase ordinary shares granted under the Sharesave 2023 Plan, exercisable three (3) years from the savings contract start date provided that the required monthly savings are made.

c)	Price(s) and volume(s)
		Option Price(s)	Volume(s)
		GBP 0.7760	17,396

d)	Aggregated information: volume, Price	Aggregated volume: 17,396 ordinary shares Aggregated price: GBP 13,499.30
e)	Date of the transaction	2022-12-16
f)	Place of the transaction	Outside a trading venue

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: January 3, 2023	By:	/s/ R E S MARTIN
Name: Rosemary E S Martin
Title: Group General Counsel and Company Secretary